Exhibit 99.3

SUBSCRIPTION AGREEMENT – UNSECURED CONVERTIBLE DEBENTURES DUE MARCH 31, 2023

TO:	POLY MET MINING, INC. (the “Issuer”)
AND TO:	POLYMET MINING CORP. (the “Parent”)

The undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase unsecured convertible debentures (the “Notes”) in the aggregate principal amount of up to US$30,000,000, to be issued in four tranches beginning on the date hereof with subsequent tranches occurring on or before May 12, 2020, August 12, 2020 and November 12, 2020 (the “Issuance Dates”), all of which shall expire on March 31, 2023, on the terms and subject to the conditions described in this Subscription Agreement:

REQUIRED DOCUMENTATION

1.	Complete and sign this Subscription Agreement.
2.
Send the completed and signed document to the Parent’s Corporate Controller, Ryan Vogt, at rvogt@polymetmining.com and a wire transfer in the principal amount of US$7,000,000 (being the first tranche of the Note) to the account information provided by the Issuer.

EXECUTION BY SUBSCRIBER

EXECUTED by the Subscriber as of this 17th day of March, 2020.

NAME AND ADDRESS OF SUBSCRIBER: Glencore AG Baarermattstrasse 3, CH-6430 Baar Name of Subscriber (please print)	SIGNATURE OF SUBSCRIBER: X _________________________________________ Signature of individual (if Subscriber is an individual)
Address of Subscriber (residence if an individual) (street)	X /s/ Martin Haering & Stefan Huber Authorized signatory (if Subscriber is not an individual)
Baarermattstrasse 3, CH-6430 Baar City ProvincePostal Code	Martin Haering & Stefan Huber Name of Authorized signatory (please print)
info@glencore.com Email
0041 41 709 35 35 Fax
0041 41 709 35 36 Phone

ACCEPTANCE BY THE ISSUER AND THE PARENT

POLY MET MINING, INC. by:_/s/ Patrick Keenan____________________________ (Authorized Signatory)	POLYMET MINING CORP. by:__ /s/ Patrick Keenan__________________________ (Authorized Signatory)

1. Acceptance and Delivery.  This Agreement will be deemed to have been accepted upon execution by the Issuer and the Parent.

2. Closing. The Subscriber will take up, purchase and pay for the Notes upon acceptance of this offer by the Issuer and the Parent. The Issuer will issue and deliver the Notes to the Subscriber forthwith upon receipt of the purchase price by the Issuer for each of the Notes on the dates set forth on page 1 for each of the applicable tranches.
3. Minimum Subscription Amount. The Subscriber will take up, purchase and pay for Notes on or before November 12, 2020 of a minimum aggregate amount of US$20,000,000. The amount of each tranche of Notes will be determined jointly by the Issuer and the Parent at least 30 days prior to the Issuance Date of the applicable Note.
4. Subscriber’s Representations and Warranties. In giving this Subscription, the Subscriber represents, warrants and acknowledgements to the Issuer and the Parent that:
(a)	The Notes will be on substantially the terms set out in Schedule A hereto and will be convertible into common shares of the Parent (the “Conversion Shares”) in accordance with the terms of the Notes;
(b)	The Subscriber is resident in or otherwise subject to applicable securities laws of a jurisdiction other than Canada and the United States;
(c)	The Subscriber confirms, represents and warrants that:
(1)
the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction in which the Subscriber is resident (the "International Jurisdiction") and which would apply to the acquisition of the Notes; and

(2)
the Subscriber is purchasing the Notes pursuant to exemptions from the prospectus or registration requirements or equivalent requirements under applicable securities laws or, if such is not applicable, the Subscriber is permitted to purchase the Notes under the applicable securities laws of the International Jurisdiction without the need to rely on any exemptions; and

(3)
the applicable securities laws of the International Jurisdiction do not require the Issuer or the Parent to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Notes; and

(4)
the purchase of the Notes by the Subscriber does not trigger (i) any obligation to prepare and file a prospectus or similar document, or other report with respect to such purchase in the International Jurisdiction; or (ii) any continuous disclosure reporting obligation of the Issuer or the Parent in the International Jurisdiction.

(b)
the Subscriber is purchasing the Notes as principal for its own account, and not for the benefit of any other person, for investment only and not with the intention of selling or redistributing the Notes to others;

(e)
the Subscriber is a resident of the jurisdiction of its address, as set out on the cover page hereof, and all acts, directly or indirectly, in connection with this Subscription have occurred only in that jurisdiction;

(f)	unless the Subscriber has completed a Certification of U.S. Subscriber in a form acceptable to the Issuer:
(i)
the Subscriber is not a “U.S. Person” (the definition of which includes, but is not limited to, an individual resident in the United States and an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States);

(ii)	the Subscriber was outside the United States at the time of execution and delivery of this Subscription Agreement;
(iii)	no offers to sell the Notes were made by any person to the Subscriber while the Subscriber was in the United States;
(iv)	the Notes were not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States; and
(v)
the Subscriber acknowledges that the Notes have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold in the United States, and the Subscriber undertakes and agrees that it will not offer or sell the Notes in the United States unless such Notes is registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.  The Subscriber understands that the Issuer and the Parent have no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Note or the Convertible Shares;

the Subscriber understands that neither the Notes nor the Conversion Shares have been or will be registered or qualified under a prospectus and are being sold in reliance on the exemption from the requirement for the Issuer and the Parent to, among other things, prepare and file and deliver to the Subscriber a prospectus or other offering document and that, as a result: (i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Notes or the Conversion Shares; (ii) the Subscriber will not receive a prospectus and the Issuer and the Parent are not required to provide the Subscriber with the information that would otherwise be required to be provided to the Subscriber under the Securities Laws in a prospectus or other offering document; (iii) the Subscriber is not entitled to certain civil remedies that would otherwise be available under the Securities Laws were the Notes or Conversion Shares to be sold under a prospectus or other offering document (for example, a right of action against the Issuer or the Parent for a misrepresentation or withdrawal); and (iv) the Subscriber will not receive any other benefits associated with a purchase of securities distributed under a prospectus;

(h)	the Subscriber has had the opportunity to ask and have answered any and all questions which the Subscriber wished with respect to the Subscription hereby made;
(i)	the Subscriber is not purchasing the Notes as a result of any verbal or written representations as to fact or otherwise made by or on behalf of the Issuer or the Parent or any other person;
(j)	the Subscriber acknowledges that the proceeds from the sale of the Notes will be used for general working capital purposes;
(k)	the Subscriber acknowledges that the purchase of the Notes involves risk, that there is no government guarantee or insurance covering the Notes and that the Subscriber may lose its entire investment;
(l)
the Subscriber understands that there is no market for the Notes and that no market may ever develop, that the Notes and Conversion Shares are subject to resale restrictions under the Securities Laws and agrees that it is the Subscriber’s responsibility to investigate and to comply with those resale restrictions;

(m)	the Subscriber acknowledges that the purchase of the Notes has not been made through or as a result of any advertising; and
(n)	the Subscriber acknowledges that the Notes may bear a notice or legend reciting the resale restrictions in order to comply with applicable Securities Laws.
5. Representations, Warranties and Covenants Survive. The representations and warranties set forth herein above are made by the Subscriber with the intent that they be relied upon by the Issuer and the Parent in determining, in part, the availability to the Issuer and the Parent of exemptions. The Subscriber agrees that such representations and warranties survive the acceptance of this Subscription by the Issuer and the Parent and the purchase and sale of the Notes and continue in full force and effect.

6. Consequences of Misrepresentation or Breach by Subscriber. The Subscriber agrees that in the event any of its representations or warranties herein or in any agreement or other document provided by it in connection with this Subscription is untrue in any material respect or the Subscriber breaches or fails to comply with any agreement made herein, that the Subscriber will indemnify the Issuer, the Parent and their respective directors, officers, agents and advisers from any loss, liability, claim, damage and expense whatsoever arising out of such misrepresentation or breach.
7. No Withdrawal. The Subscriber agrees that this offer and Subscription is given for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Subscriber at any time.
8. Governing Law. This Subscription will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
9. Entire Agreement. This Subscription contains the entire agreement among the Issuer, the Parent and the Subscriber relating to the subject matter hereof, and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated herein.
10. Assignment. Neither this Subscription nor any interest herein or any of the rights arising hereunder may be assigned or transferred by the Subscriber in any manner without the prior express written consent of the Issuer and the Parent.
11. Modification. Neither this Subscription nor any provision hereof may be modified, changed, discharged or terminated except in writing signed by the party(ies) against whom any waiver, change, discharge or termination is sought.
12. Enurement. This Subscription will enure to the benefit of and be binding upon the Issuer, the Parent and the Subscriber and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.
13. Definitions and Interpretation.
In this Subscription, certain capitalized words have been used as defined below:
“Securities Laws” means, collectively, the applicable securities laws of the jurisdiction in which any of the Subscribers reside and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements and blanket orders and rulings of the securities commissions; and
“Subscription” means the offer made by the Subscriber to purchase, take up and pay for the Notes and the agreement made between the Issuer, the Parent and the Subscriber upon this Subscription being accepted by the Issuer and the Parent.

SCHEDULE A

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY THIS SECURITY.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS DEBENTURE MUST NOT TRADE THIS SECURITY BEFORE  •.

UNSECURED CONVERTIBLE DEBENTURE DUE MARCH 31, 2023
OF
POLY MET MINING, INC.

Unsecured Convertible Debenture No. •
Issuance Date: Original Principal Amount: US$•

This Debenture is a duly authorized issue of POLY MET MINING, INC., a corporation incorporated pursuant to the laws of Minnesota (the “Company”), designated as the Company’s Unsecured Convertible Debenture, due March 31, 2023 (the “Maturity Date”) in an aggregate original principal amount of  • Million U.S. Dollars (US$ •) (the “Debenture”).
For Value Received, the Company hereby promises to pay to the order of GLENCORE AG or its registered assigns or successors-in-interest (the “Holder”) the principal sum of •U.S. Dollars (US$ •), together with all accrued but unpaid interest thereon on the Maturity Date, to the extent such principal amount and interest has not been repaid or converted in accordance with the terms hereof. Interest on the unpaid principal balance hereof shall accrue from the date of original issuance hereof (the “Issuance Date”) at the Fixed Rate (as defined below) until the principal balance becomes due and payable on the Maturity Date, or such earlier date upon acceleration or by conversion or repayment in accordance with the terms hereof.  Interest on this Debenture shall accrue daily commencing on the Issuance Date and shall be computed on the basis of a 360-day year, 30-day months and actual days elapsed and shall be payable in accordance with Section 2 hereof.  Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid interest and fees and then any remaining amount to principal.
All payments of principal and interest on this Debenture shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Holder may from time to time designate by written notice in accordance with the provisions of this Debenture unless otherwise converted into common shares of PolyMet Mining Corp. (the “Parent”) pursuant to Section 3 hereof.  This Debenture may not be prepaid or converted in whole or in part except as provided herein.  Whenever any amount expressed to be due by the terms of this Debenture is due on any day (other than the Maturity Date) which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day.  If the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.
For purposes hereof the following terms shall have the meanings ascribed to them below:

“Acquisition” means any transaction, or any series of related transactions, consummated after the date hereof, by which the Company directly or indirectly, by means of a take-over bid, tender offer, amalgamation, merger, purchase of assets or otherwise (a) acquires any business or all or substantially all of the assets of any Person engaged in any business, (b) acquires control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body, or (c) acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body.
“Adjustment Event” has the meaning given to it in Section 2(c)
“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the specified Person.
“Bankruptcy Event” means any of the following events: (a) the Company or the Parent commences a case or other proceeding or proposal under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, winding-up, insolvency or liquidation or similar law of any jurisdiction (including the Bankruptcy Act (Canada) or the Companies’ Creditors Arrangement Act (Canada)) relating to the Company or the Parent; (b) there is commenced against the Company or the Parent any such case or proceeding or proposal that is not dismissed within thirty (30) days after commencement; (c) the Company or the Parent is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or the Parent suffers any appointment of any trustee, receiver, receiver and manager, interim receiver, custodian or the like for it or any substantial part of its property that is not discharged or stayed within thirty (30) days; (e) the Company or the Parent makes a general assignment for the benefit of creditors; (f) the Company or the Parent fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or the Parent calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Company or the Parent, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.
 “Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York, New York, Toronto, Ontario or Zug, Switzerland are authorized or required by law or executive order to remain closed.
“Common Shares” means the Parent’s common shares, without par value.
“Company” means Poly Met Mining, Inc., a corporation incorporated pursuant to the laws of Minnesota.
“Compliance Certificate” means a certificate of the Company signed on its behalf by its chief executive officer and chief financial officer in the form attached hereto as Exhibit B.
 “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have corresponding meanings.
“Conversion Price” means USD $• per Common Share being the price equal to the Market Price less a 10% discount.
“Debenture” means this Debenture, designated as the Company’s Unsecured Convertible Debenture, due March 31, 2023 in an aggregate original principal amount of • Million U.S. Dollars (US$ •).
“Debenture Adjustment Schedule” has the meaning given to it in Section 2(c).

“Debt” of any Person means, at any time, (without duplication):  (a) all obligations of such Person for borrowed money including borrowings of commodities, bankers’ acceptances, letters of credit or letters of guarantee; (b) all obligations of such Person for the deferred purchase price of property or services represented by a note or other evidence of indebtedness (other than trade payables and other current liabilities incurred in the ordinary course of business); (c) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all indebtedness of another Person secured by an Encumbrance on any properties or assets of such Person (other than Encumbrances being contested in good faith on a timely basis by appropriate proceedings); (e) all Capitalized Lease Obligations of such Person; (f) the aggregate amount at which any shares in the capital of such Person which are redeemable or retractable at the option of the holder may be retracted or redeemed for cash or debt provided all conditions precedent for such retraction or redemption have been satisfied; (g) all other obligations of such Person upon which interest charges are customarily paid by such Person; (h) the net amount of all obligations of such Person (determined on a marked-to-market basis) under swap agreements; and (i) all debt guaranteed by such Person.
“Default Rate” has the meaning given to it in Section 6(d).
“Disposition Gross-Up Payment” has the meaning given to it in Section 2(b)(ii).
“Disposition Taxes” has the meaning given to it in Section 2(b)(ii)..
“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing.
“Event of Default” has the meaning given to it in Section 6(a)
“Financial Quarter” means, in respect of the Company, a period of three consecutive months in each Financial Year ending on March 31, June 30, September 30, and December 31, as the case may be, of such year.

“Financial Year” means, in respect of the Company, its financial year commencing on January 1 of each calendar year and ending on December 31 of each following calendar year.

“Fixed Rate” means 4.0% per annum.

“Gross-Up Payment” has the meaning given to it in Section 2(b)(i).

“Holder” means Glencore AG or its registered assigns or successors-in-interest.

“IFRS” means International Financial Reporting Standards.

“Issuance Date” •, 2020, the date of original issuance of this Debenture.
“ITA” means the Income Tax Act (Canada).
“Market Price” means the VWAP on the NYSE American for the five trading days immediately preceding the Issuance Date of the Unsecured Convertible Debenture No. 1.
“Maturity Date” means March 31, 2023.

“Original Currency” has the meaning given to it in Section 8(i).
“Other Currency” has the meaning given to it in Section 8(i).
“Parent” means PolyMet Mining Corp., a corporation incorporated pursuant to the laws of British Columbia.
“Payment” has the meaning given to it in Section 2(b)(i).
“Payment Tax” has the meaning given to it in Section 2(b)(i).
“Permitted Debt” means,
(i)	Debt existing on the date hereof and set forth in the interim consolidated financial statements of the Parent for the interim period ended September 30, 2019;
(ii)	trade accounts due and payable within sixty (60) days and considered unsecured obligations incurred in the ordinary course of business (but excluding Debt for borrowed money); and
(iii)	any Senior Construction Financing.
“Principal Amount” means the sum of (a) the unpaid principal amount of this Debenture, and (b) all accrued but unpaid interest hereunder.
“Restricted Payment” means, with respect to any Person, any payment by such Person (a) of any dividends or other distribution on any of its Equity Securities, (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or rights to acquire any such shares, or the making by such Person of any other distribution in respect of any of its Equity Securities, (c) of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any Debt of such Person ranking in right of payment subordinate to any liability of such Person, (d) of any principal of or interest or premium on or of any amount in respect of a sinking or analogous fund or defeasance fund for any indebtedness of such Person to a shareholder of such Person or to an Affiliate of a shareholder of such Person, or (e) of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Affiliate of such Person or to any director or officer thereof other than as compensation for services rendered to the Parent or any of its subsidiaries in the ordinary course.
“Securities Act” means the Securities Act of 1933, as amended.

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Senior Construction Financing” means Debt in respect of construction financing for the NorthMet Project which is in aggregate in an amount equal to or greater than On Hundred Million U.S. Dollars (US$100,000,000) (or such lesser amount as may be consented to by the Holder) such that the construction of the NorthMet Project may reasonably be expected to be completed.
“Subsidiary” means any non-natural Person of which the Company owns or controls, directly or indirectly, not less than 50% of the total combined voting power represented by all classes of Equity Securities issued by such Person.

“Taxes” has the meaning given to it in Section 2(b).

“Underlying Shares” has the meaning given to it in Section 3(a).

“VWAP” means the volume weighted average trading price of the listed securities, calculated by dividing the total value by the total volume of securities traded for the relevant period.

The following terms and conditions shall apply to this Debenture:
Section 1.    Interpretation.
In this Debenture:
(a)	a word importing the masculine, feminine or neuter gender also includes members of the other genders;
(b)	a word defined in or importing the singular number has the same meaning when used in the plural number, and vice versa;
(c)	a word importing persons shall include partnerships and corporations;
(d)	the headings to each section are inserted for convenience of reference only and do not form part of this Debenture;
(e)	all dollar amounts shall be in dollars of the United States of America unless otherwise specified; and
(f)	“including” means “including without limitation”.
Section 2.    Payment of Principal and Interest.
(a) Payment of Interest. Interest will accrue on the unpaid or unconverted Principal Amount of this Debenture, commencing on the Issuance Date and continuing until repayment or conversion of the Debenture in full at the Fixed Rate.
(b) Payment by the Company.
(i) Payment Under Debenture.  Any payment or distribution by the Company to the Holder hereunder, whether for principal, interest or otherwise, shall not be subject to any deduction, withholding or offset for any reason whatsoever except to the extent required by law, and the Company represents that to its best knowledge no deduction, withholding or offset is so required for any tax or any other reason.  Notwithstanding any term or provision of this Debenture to the contrary, if it shall be determined that any payment (other than a payment dealt with under Section 2(b)(iii)) by the Company to or for the benefit of the Holder pursuant to the terms of this Debenture, whether for principal, interest or otherwise and whether paid or payable or distributed or distributable, actual or deemed (a “Payment”) would be or is subject to any deduction, withholding or offset due to any duty or tax (such duty or tax, together with any interest and/or penalties related thereto, hereinafter collectively referred to as the “Payment Tax”), then the Company shall, in addition to all sums otherwise payable hereunder, pay to the Holder an additional payment in cash (a “Gross-Up Payment”) in an amount such that after all such Payment Taxes (whether by deduction, withholding, offset or payment), including any interest or penalties with respect to such taxes or any Payment Taxes (and any interest and penalties imposed with respect thereto) imposed upon any Gross-Up Payment, Holder actually receives an amount of Gross-Up Payment equal to the Payment Tax imposed upon the Payment (i.e., the Holder receives a net amount equal to the Payment).  The Company shall timely remit such Payment Tax to the applicable governmental authority and shall provide evidence of such payment to Holder within ten (10) days of making such payment.
(ii) Assignment of Debenture.  Upon an assignment of this Debenture in whole or in part, the Company shall, in addition to all sums otherwise payable hereunder, pay to the Holder an additional payment in cash (a “Disposition Gross-Up Payment”) which shall be sufficient to cover any taxes (including any interest or penalties) under the ITA (“Disposition Taxes”) in respect of such assignment and in respect of amounts payable under this Section 2(b)(ii).  The Company shall timely remit any such Disposition Taxes to the Receiver General of Canada on account of Holder and shall provide evidence of such payment to Holder within ten (10) days of making such payment.
(iii) Indemnification.  The Company shall indemnify the Holder, within fifteen (15) days after written demand therefor, for the full amount of any Payment Taxes or Disposition Taxes paid by Holder (including any taxes imposed or asserted on or attributable to amounts payable under this Section 2(b)(iii)) and any expenses or losses arising therefrom or with respect thereto whether or not such Payment Taxes or Disposition Taxes were correctly or legally imposed or asserted by the relevant governmental authority.
(iv) If the Holder receives a refund of any Payment Taxes or Disposition Taxes (collectively “Taxes”) as to which it has been indemnified by the Company pursuant to Section 2(b)(iii) or with respect to which the Company has paid additional amounts pursuant to Section 2(b)(ii), by reason that any such Taxes were incorrectly or illegally imposed or asserted by the relevant governmental authority, the Holder shall pay to the Company  an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Company under Section 2(b)(ii) with respect to the Taxes giving rise to such refund),  and without interest (other than any net after-Tax interest paid to the Holder with respect to such refund) and less any costs, fees, expenses, damages, losses, taxes or other amounts incurred by the Holder in respect of such refund.  This provision shall not be construed to require the Holder to make available any information relating to its taxes that it considers confidential to the Company, to arrange its affairs in any particular manner or, except as provided in the next sentence, to claim any available refund.  The Holder will, at the request and expense of the Company, contest the payment, and seek a refund, of any Taxes that the Company considers to be incorrectly or illegally imposed or asserted, provided that contesting the payment, or seeking a refund, of such Taxes shall not relieve the Company from its obligations under its indemnity or to pay additional Taxes under Section 2(b)(ii).
(c) Adjustments to Principal Amount.  The Principal Amount owing under this Debenture shall be decreased, as of the date of conversion, upon the early conversion of all or a portion of the Principal Amount by an amount equal to such Principal Amount that has been so redeemed (an “Adjustment Event”).  The Holder shall not be required to physically surrender the Debenture to the Company upon the occurrence of an Adjustment Event, unless the full outstanding Principal Amount has been redeemed.  The Holder and the Company shall maintain records showing the outstanding Principal Amount at any given time and the dates and effect of any Adjustment Events or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of the Note upon each such Adjustment Event.  In addition, following each Adjustment Event, the Company shall update the Debenture Adjustment Schedule attached hereto as Exhibit A (the “Debenture Adjustment Schedule”), initial such schedule and transmit it to the Holder by facsimile or other electronic transmission, who shall counter-initial such schedule and return it to the Company by facsimile or other electronic transmission.
Section 3.    Conversion.
(a) Conversion.  The Principal Amount owing to the Holder hereunder may be convertible into fully paid and non-assessable common shares of the Parent (the “Underlying Shares”), at any time prior to the Maturity Date, in whole or in part, at the option of the Holder at the Conversion Price, subject to adjustment from time to time as described herein. As promptly as practicable after conversion of this Debenture, the Parent shall issue to the Holder a certificate or certificates representing the number of fully paid and non-assessable Underlying Shares with no fractional Underlying Shares being issued. If the conversion of this Debenture would otherwise result in the issuance of a fractional Underlying Share, the number of Underlying Shares will be rounded down to the nearest whole number.

(b) Cancellation.  After all of the Principal Amount has been paid in full or converted, this Debenture shall automatically be deemed canceled and the Holder shall promptly surrender the Debenture to the Company at the Company’s principal executive offices.
Section 4.    Security.
This Debenture is unsecured.
Section 5.    Covenants.
(a) Affirmative Covenants.  So long as any Principal Amount of the Debenture remains outstanding, the Company shall:
(i) Reporting Requirements.  During the term of this Agreement, prepare (where applicable, in accordance with IFRS) and deliver to the Holder, in a form satisfactory to the Holder:
(A) as soon as practicable and in any event within fifteen (15) days of the end of each calendar month, the management prepared financial statements of the Parent as at the end of such calendar month prepared in a form satisfactory to the Purchaser and including a balance sheet, statement of income and retained earnings and a statement of changes in financial position, as at the end of such calendar month as at the end of and for such calendar month and the then elapsed portion of the Financial Year which includes such calendar month;
(B) as soon as practicable and in any event within forty-five (45) days after the end of each Financial Quarter of the Parent, the interim unaudited consolidated financial statements of the Parent as at the end of such Financial Quarter prepared on a consolidated basis in accordance with IFRS including a balance sheet, statement of income and retained earnings and a statement of changes in financial position in each case as at the end of and for such Financial Quarter and the then elapsed portion of the Financial Year which includes such Financial Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or in the case of the balance sheet, as at the end of) the previous Financial Year;
(C) as soon as practicable and in any event within ninety (90) days after the end of each Financial Year of the Parent, the annual audited consolidated financial statements of the Parent prepared in accordance with IFRS including a balance sheet, statement of income and retained earnings and a statement of changes in financial position for such Financial Year (which financial statements shall be audited by an internationally recognized accounting firm acceptable to the Holder), setting forth in each case in comparative form the figures for the previous Financial Year; and
(D) concurrently with the delivery of the financial statements contemplated in (B) and (C) above, a Compliance Certificate in respect of such Financial Quarter or Financial Year, as applicable.

(ii) Additional Reporting Requirements.
(A) Deliver to the Holder as soon as possible, and in any event within five days after the Company becomes aware of the occurrence of each Event of Default, a statement of a senior officer setting forth the details of such Event of Default and the action which the Company proposes to take or has taken with respect thereto;

(B) from time to time upon request of the Holder, deliver to the Holder evidence of maintenance of all insurance required to be maintained by Section 5(a)(viii), including such originals or copies as the Holder may reasonably request of policies, certificates of insurance, riders and endorsements relating to such insurance and proof of premium payments;
(C) deliver to the Holder, together with the Compliance Certificate to be delivered pursuant to Section 5(a)(i)(C), written notice of any previously undisclosed (1) jurisdictions (or registration districts within such jurisdictions) in which the Company has any place of business or stores any tangible personal property or assets, (2) Subsidiaries of the Company or membership, partnership, joint venture or syndicate interests of the Company, (3) material permits or licenses which become necessary for the conduct of the business or any amendment to, termination of or material default under any previously disclosed material permit or license, (4) Benefit Plans or Pension Plans of the Company, and (5) any Lease or acquisition of real or immovable property by the Company or amendment to, termination of or material default under any previously disclosed Lease, and
(D) deliver to the Holder such other information respecting the condition or operations, financial or otherwise, of the business of the Company as the Holder may from time to time reasonably request.
(iii) Existence; Conduct of Business.  Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, and obtain, preserve, renew and keep in full force and effect any and all material permits and licenses.
(iv) Payment Obligations.  Pay its obligations, including Tax liabilities, before the same shall become delinquent or in default, except where (A) the validity or amount thereof is being contested in good faith by appropriate proceedings, (B) or the Company has, if required, set aside on its books adequate reserves with respect thereto in accordance with IFRS, and (C) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.
(v) Maintenance of Properties.  Keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.
(vi) Books and Records; Inspection Rights.  Keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities.  Permit any representatives designated by the Holder, upon reasonable prior notice and during normal business hours, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and auditors, all at such reasonable times and as often as reasonably requested by the Holder; provided that (A) the Holder shall act reasonably in the conduct of all such visits, inspections and inquiries, (B) the Holder shall provide at least two Business Days’ notice of any such request for access; (C) the Holder shall use any confidential information received via access provided hereunder only for purposes related to this Debenture; and (D) the Company shall not be obligated to provide to the Holder any confidential information if contrary to Applicable Laws.
(vii) Compliance with Laws.  Comply with all Applicable Laws and orders of any Governmental Authority applicable to it or its property.

(viii) Insurance.  Maintain or cause to be maintained, with financially sound and reputable insurers acceptable to the Holder, acting reasonably, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance) and amounts as is customary in the case of Persons of similar size engaged in the same or similar businesses and operating in the same geographic area and in accordance with any requirement of any Governmental Authority.  In the case of any fire, accident or other casualty causing loss or damage to any properties of the Company used in generating cash flow or required by Applicable Law, all proceeds of such policies shall be used promptly to repair or replace any such damaged properties, and otherwise shall be used as directed by the Holder to pay any Principal then payable under the Debenture.
(ix) Operation and Maintenance of Property.  Manage and operate its business or cause its business to be managed and operated (A) in accordance with prudent industry practice in all material respects and in compliance with the terms and provisions of all material permits and licenses, and (B) in compliance with all Applicable Laws of the jurisdiction in which such businesses are carried on, and all Applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses.
(x) Accounts Receivable.  Collect accounts receivable in the ordinary course of business in a commercially reasonable manner.
(xi) Material Permits.  Maintain all material permits and licenses as may be necessary to properly conduct their respective businesses, the failure of which to maintain could reasonably be expected to have a Material Adverse Effect.
(xii) Expropriation.  Advise the Holder of its receipt of any notice of expropriation affecting any Owned Real Property where the expropriation is likely to be successful and if successful would result in expropriation proceeds exceeding Five Hundred Thousand U.S. Dollars (US$500,000).
(xiii)   Damage or Destruction.  Advise the Holder in writing of any damage to or destruction of any assets of the Company in respect of which the cost of replacement or repair, individually or in the aggregate, would exceed Five Hundred Thousand U.S. Dollars (US$500,000).
(xiv)   Leases.  Duly observe and comply with all of its obligations under any Lease to which it is a party which if not complied with would cause a material default thereunder and shall forthwith advise the Holder in writing of its receipt of any notices from the lessor alleging any material default by it under a Lease.
(xv) Payment of Taxes.  Pay, or cause to be paid, when due, all Taxes, property taxes, business taxes, social security premiums, assessments and governmental charges or levies imposed upon it or upon its income, sales, capital or profit or any property belonging to it unless any such Tax, social security premiums, assessment, charge or levy is contested diligently and in good faith by appropriate proceedings and in respect of which appropriate reserves have been maintained in accordance with IFRS.
(xvi)   Withholding Taxes.  Withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all Taxes and other deductions required to be withheld therefrom and pay the same to the property Governmental Authorities within the time required under any Applicable Laws.
(xvii)   Collection of Taxes.  Collect from all Persons the amount of all Taxes required to be collected from them and remit the same to the Governmental Authorities within the time required under any Applicable Laws.

(xviii)    Benefit Plans.
(A) Cause to be filed or distributed in a timely manner all reports and disclosures relating to any Benefit Plan that are required by the plan or any Applicable Laws to be filed or distributed.
(B) Perform all obligations (including fiduciary, funding, investment and administration obligations) required to be performed in connection with each Benefit Plan and the funding media therefor; make all contributions and pay all premiums required to be made or paid in accordance with the terms of each Benefit Plan and all Applicable Laws; withhold, by way of authorized payroll deductions or otherwise collect and pay into each Benefit Plan all employee contributions required to be withheld or collected by the Company in accordance with the terms of such plan and all Applicable Laws.
(b) Negative Covenants.  So long as any Principal Amount of the Debenture remains outstanding, the Company shall not:
(i) Fundamental Changes.  Merge into or amalgamate or consolidate with any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or any of the Equity Securities of any Subsidiary (in each case, whether now owned or hereafter acquired), or liquidate, dissolve or be wound up.
(ii)	Carry on Business.
 (A)    Engage in any business which is different from the business conducted on the Issuance Date and businesses reasonably related thereto.
(B) After the Issuance Date, carry on business otherwise than through the Company.
(iii) Transfer of Assets. Neither the Company nor any Subsidiary shall sell, transfer, lease, part with possession or otherwise dispose of any assets, whether by way of sale, lease, assignment, sale-leaseback or otherwise other than (A) obsolete assets, equipment and material, (B) in the ordinary course of business, or (C) assets up to an aggregate amount not to exceed One Hundred Thousand U.S. Dollars (US$100,000); (exclusive of the shares referred to in the next clause).
(iv) Transactions with Affiliates.  Transfer, sell or otherwise dispose of any assets to, or purchase, lease or otherwise acquire any assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (A) in the ordinary course of business at prices and on terms and conditions not less favourable to the Company than could be obtained on an arm’s-length basis from unrelated third parties, (B) transactions between or among the Company and the Parent not involving any other Affiliate, (C) any Restricted Payment permitted by Section 5(b)(ix), and (D) as otherwise expressly permitted pursuant to this Agreement.  Except as otherwise expressly permitted pursuant to the terms of this Agreement, the Company will not enter into any transaction or series of transactions with Affiliates which involve an outflow of money or other property from the Company to an Affiliate, including repayment of Debt, or payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favourable to the Company as would be obtainable by the Company in a reasonably comparable arm’s-length transaction with a Person other than an Affiliate.  The foregoing restrictions shall not apply to: (A) the payment of reasonable and customary fees to directors of the Company who are not employees of the Company, (B) any other transaction with any employee, officer or director of the Company pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to the Company and entered into in the ordinary course of business and approved by the board of directors of the Company, or (C) any reimbursement of reasonable out-of-pocket costs incurred by an Affiliate of the Company on behalf of or for the account of the Company.

(v) Investments.  Purchase, hold or acquire (including pursuant to any amalgamation with any Person that was not a wholly-owned Subsidiary of the Company prior to such amalgamation), any Equity Securities, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person, except:
(A) inter-company loans or advances between the Company and any of the Company’s subsidiaries;
(B) Permitted Debt; and
(C) Permitted Investments.
(vi) Acquisitions.  Make any Acquisition, other than a Permitted Acquisition, provided in the case of a Permitted Acquisition no Event of Default has occurred and is continuing or would occur as a result of such Permitted Acquisition.
(vii) Subsidiaries.  Create or acquire any Subsidiary unless the Company and the Subsidiary shall have complied with Section 5(a)(xiv).
(viii) Sale-Leasebacks.  Enter into sale-leaseback transactions.
(ix)  Capital Expenditures.  Make or commit to make any Capital Expenditures during the period from the Issuance Date to the Maturity Date other than as provided for in the NorthMet Project Budget.
(x) Change of Name.  (A) Change its name, registered office, chief executive office or jurisdiction of incorporation.
(xi) Financial Year.  Change its Financial Year.
(xii) Amendments.  Allow (A) any amendments to its constating documents or by-laws.
(xiii) Change of Auditors.  Change its auditors other than to a nationally recognized accounting firm approved by the Holder acting reasonably.
(xiv) Speculative Transactions.  Engage in any interest rate, currency rate, commodity hedge or similar agreement, understanding or obligation, except in the normal course of business and not for speculative purposes.
(c) Indemnification. The Company will pay, and will indemnify and same harmless the Holder against, all costs and expenses (including legal fees and expenses) incurred with respect to the exercising of any of the rights, remedies and powers of the Holder under this Debenture, or the taking of any other proceedings taken for the purpose of enforcing the remedies provided for under law by reason of non-payment of the obligations hereunder.

Section 6.    Defaults and Remedies.
(a) Events of Default.  An “Event of Default” is:  (i) a default in payment of any principal amount due hereunder; (ii) a default in payment of any interest or other amount due hereunder which default continues for more than five (5) Business Days after the due date thereof; (iii) a default in the timely issuance of Underlying Shares upon and in accordance with the terms of this Debenture, which default continues for five (5) Business Days after the Parent has received written notice informing the Parent that it has failed to issue shares or deliver share certificates within the fifth day following the conversion date; (iv) any default after any cure period under, or acceleration prior to maturity of, any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or the Parent for in excess of One Million U.S. Dollars (US$1,000,000) or for money borrowed the repayment of which is guaranteed by the Company or the Parent for in excess of One Million U.S. Dollars (US$1,000,000), whether such indebtedness or guarantee now exists or shall be created hereafter; (v) if the Company or the Parent is subject to any Bankruptcy Event; (vi) if a judgment or order is obtained against the which has or would have a Material Adverse Effect, and, if such judgment or order is for the payment of money, the judgment or order has not been dismissed, stayed or satisfied within twenty (20) days of the date that such judgment or order is issued; (ix) if any material permit or license of the Company or the Parent expires or is withdrawn, cancelled, terminated, or modified (and such expiry, withdrawal, cancellation, termination or modification would have a Material Adverse Effect) and is not reinstated or replaced within thirty (30) days thereafter without material impairment of the property or business of the Company or the Parent; or (x) a final judgment, writ of execution, garnishment or attachment or similar process is issued or levied against any property of the Company or the Parent having a fair market value in excess of One Million U.S. Dollars (US$1,000,000) and such judgment, writ, execution, garnishment, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within forty-five (45) days after its entry, commencement or levy.
(b) Remedies.  If an Event of Default occurs and is continuing with respect to the Debenture, the Holder may declare all of the then outstanding Principal Amount of this Debenture and all other debentures held by the Holder, to be due and payable immediately, and the Holder may commence such legal action or proceedings as it, in its sole discretion, deems necessary, all without any additional notice, presentation, demand, protest, notice of dishonor, entering into of possession of any of the assets of the Company or any other action or notice, all of which the Company hereby expressly waives, except that in the case of an Event of Default arising from events described in clauses (vi) through (x) of Section 6(a), inclusive, this Debenture shall become due and payable without further action or notice.  In the event of such acceleration, the amount due and owing to the Holder shall be 120% of the outstanding Principal Amount of the Debenture held by the Holder.  In either case the Company shall pay interest on such amount in cash at the Default Rate (as defined below) to the Holder if such amount is not paid within seven (7) days of Holder’s request.  The remedies under this Debenture shall be cumulative.
(c) Notice of Default.  The Company covenants to provide written notice to the Holder within two (2) Business Days upon the occurrence of any Event of Default.
(d) Default Interest.  Notwithstanding anything contained herein, this Debenture shall bear interest on the due and unpaid outstanding Principal Amount from and after the occurrence and during the continuance of an Event of Default pursuant to Section 6(a) at the rate (the “Default Rate”) equal to the lower of 18% per annum or the highest rate permitted by law.
Section 7. Adjustments.
Subject to and pursuant to the provisions of this Section 7, the Conversion Price and number of Underlying Shares subject to this Debenture shall be subject to adjustment from time to time as set forth hereinafter.
(a) Dividends.

(i)
Share Repurchases: A purchase or redemption of Common Shares by the Parent on any day at an average price on that day which exceeds the Share Repurchase Threshold will constitute a Dividend, and the amount of such Dividend per Common Share will be such excess.  On any day, the “Share Repurchase Threshold” means the Current Market Price of the Common Shares either (1) on that date, or (2) where an announcement (excluding for the avoidance of doubt, general authority for such purchases given by a shareholders meeting of the Parent or any notice convening such meeting) has been made of the intention to purchase Common Shares at some future date at a specified price, on the Business Day immediately preceding the date of such announcement.

(ii)	Adjustment Event. If and whenever the Parent shall distribute any dividend to the Shareholders, the Conversion Price shall be subject to adjustment in accordance with this Section 7(a).
(iii)	Effective Date: For the purposes of this Section 7(a), the “Effective Date” means the date on which the relevant dividend is actually distributed.
(iv)
Adjustment to the Conversion Price: If and whenever the Parent shall distribute any dividend to the Shareholders, where the Maturity Date in respect of the relevant part (if applicable) of the Debenture has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A – B
   A
where:

A = the Current Market Price of one Common Share (expressed in U.S. dollars) on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of such dividend; and

B = the Fair Market Value on the date of such announcement of the portion of the Dividend attributable to one Common Share.
(v)
Effective of Adjustment. The Conversion Price as adjusted pursuant to this Section 7(a) shall apply, with effect from and including the Effective Date, where the Maturity Date in respect of the relevant part (if applicable) of the Debenture has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Debenture.

(b) Consolidation or Subdivision.
(i)	Adjustment Event. If and whenever there shall be any consolidation or subdivision of the Common Shares, the Conversion Price shall be subject to adjustment in accordance with this Section 7(b).
(ii)	Effective Date: For the purposes of this Section 7(b), the “Effective Date” means the date on which such subdivision or consolidation becomes effective.
(iii)
Adjustment to the Conversion Price: Where the Maturity Date in respect of the relevant part (if applicable) of the Debenture has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the Effective Date by the following fraction:

A
B
where:
A = the number of Common Shares in issue immediately before such alteration; and
B = the number of Common Shares in issue immediately after such alteration.
(iv)
Effective of Adjustment. The Conversion Price as adjusted pursuant to this Section 7(b) shall apply, with effect from and including the Effective Date, where the Maturity Date in respect of the relevant part (if applicable) of the Debenture has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Debenture.

(c) Common Shares, Securities Rights and Share-Related Securities issued to Shareholders.
(i)
Adjustment Event. If and whenever the Parent shall issue, grant or offer Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities to all or substantially all of the Shareholders as a class by way of rights as a result of which, in each case, Shareholders have the right to acquire Common Shares at a Consideration per Common Share which is less than 100%, of the Current Market Price of the Common Shares on the Exchange Business Day immediately preceding the date of the first public announcement of such issue, grant or offer, the Conversion Price shall be subject to adjustment in accordance with this Section 7(c).

(ii)	Effective Date: For the purposes of this Section 7(c), the “Effective Date” means the first date on which the Common Shares are traded ex-rights, ex-warrants or ex-options on the Principal Market.
(iii)
Adjustment to the Conversion Price: Where the Maturity Date in respect of the relevant part (if applicable) of the Debenture has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion in effect immediately prior to the Effective Date by the following fraction:

A + B
A + C
where:
A = the number of Common Shares in issue on the Exchange Business Day immediately preceding the date of such announcement;
B = the number of Common Shares which the Aggregate Consideration would purchase at such Current Market Price; and
C = (1) in the case of an issue, grant or offer of Common Shares, the number of Common Shares comprised in the issue, grant or offer; or (2) in the case of an issue, grant or offer of Share-Related Securities or Securities Rights, the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities or Securities Rights at the initial price or rate.

(iv)
Formula:  If on the date (for purposes of this Section 7(c), the “Specified Date”) of issue, grant or offer of the relevant Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities to all or substantially all of the Shareholders as a class by way of rights the maximum number of Common Shares which could be issued upon exercise in full of the rights to subscribe for, purchase or otherwise acquire Common Shares pursuant to the terms of such Share-Related Securities or Securities Rights is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time then, for the purposes of this Section 7(c), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such subscription, purchase or acquisition had taken place on the Specified Date; provided, however, that if such Share-Related Securities or Securities Rights expire or are canceled prior to the subsequent full exercise of this Warrant, the Aggregate Consideration for the related Common Shares shall not include the exercise, exchange or conversion price of such expired or canceled Share-Related Securities or Securities Rights.

(v)
Effect of Adjustment. The Conversion Price as adjusted pursuant to this Section 7(c) shall apply, with effect from and including the Effective Date, where the Maturity Date in respect of the relevant part (if applicable) of the Debenture has not occurred prior to the Effective Date. Any such adjustment shall be subject to any subsequent adjustment pursuant to the provisions of this Debenture.

(d) Issue of Other Securities to Shareholders.
(vi)
Adjustment Event. If and whenever the Parent shall issue any securities (other than Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities) to all or substantially all of the Shareholders as a class by way of rights or the Parent shall issue or grant any Securities Rights in respect of any securities (other than Common Shares, Share-Related Securities, Securities Rights in respect of Common Shares or Securities Rights in respect of Share-Related Securities) or assets to all or substantially all of the Shareholders as a class, the Conversion Price shall be subject to adjustment in accordance with this Section 7(d).

(vii)	Effective Date: For the purposes of this Section 7(d), the “Effective Date” means the first date on which the Common Shares are traded ex-rights, ex-warrants or ex-options on the Principal Market.
(viii)
Adjustment to the Conversion Price: Where the Maturity Date in respect of the relevant part (if applicable) of the Debenture has not occurred prior to the Effective Date, the Conversion Price shall be adjusted by multiplying the Conversion in effect immediately prior to the Effective Date by the following fraction:

A - B
A
where:
A = the Current Market Price of one Common Share on the Exchange Business Day immediately preceding the date of the first public announcement of the terms of such issue or grant; and
B = the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Common Share.
(e) Common Share Issuances. The foregoing provisions of this Section 7 shall not apply to issuances or sales of Common Shares or Convertible Securities under the Parent’s duly adopted stock option and bonus plans for employees and directors (whether or not such stock option or bonus plans or the issuance of any shares thereunder remain to be approved by shareholders of the Parent).

(f) Successive Adjustments. The adjustments provided for in Section 7 are cumulative and shall apply (without duplication) to successive events resulting in any adjustment under the provisions of this Section 7.
(g) Rounding of Adjustments.  All calculations under this Section 7 shall be made to four decimal places for dollar amounts or the nearest 1/100th of a share, as the case may be.
(h) Capital Reorganization.  If and whenever at any time prior to the Maturity Date there shall be a reorganization, reclassification or other change of Common Shares outstanding at such time or change of the Common Shares into other shares or into other securities, or a consolidation, amalgamation, arrangement or merger of the Company or the Parent with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a sale, conveyance or transfer of the undertaking or assets of the Company or the Parent as an entirety or substantially as an entirety to another corporation or entity in which the holders of Common Shares are entitled to receive shares, other securities or property, including cash (any of such events being herein called a “Capital Reorganization”), the Holder who exercises its right to subscribe for and purchase Underlying Shares pursuant to the conversion of this Debenture after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept for the same aggregate consideration in lieu of the number of Underlying Shares to which the Holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property, including cash, which the Holder would have received as a result of such Capital Reorganization had it exercised its right to acquire Underlying Shares immediately prior to the effective date or record date, as the case may be, of the Capital Reorganization and had it been the registered holder of such Underlying Shares on such effective date or record date, as the case may be, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in Section 7 hereof.  No Capital Reorganization shall be completed by the Company or the Parent unless the foregoing provisions of this Section 7 have been complied with to the satisfaction of the Holder and the Holder has confirmed the same in writing to the Company and the Parent, which confirmation shall not be unreasonably withheld.
Section 8. General.
(a) Payment of Expenses.  The Company agrees to pay all reasonable charges and expenses, including attorneys’ fees and expenses, which may be incurred by the Holder in successfully enforcing this Debenture and/or collecting any amount due under this Debenture.
(b) Interest Act (Canada) Disclosure.  For the purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which the rate of interest applicable to any interest period, computed as provided under Section 2 above, is equivalent is the rate of interest for such interest period multiplied by a fraction of which (i) the numerator is the actual number of days in the 12-month period commencing on the date of the commencement of such interest period and ending on the day immediately preceding the anniversary of such date of commencement, and (ii) the denominator is three hundred sixty-five (365).
(c) Savings Clause.  In case any provision of this Debenture is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Debenture will not in any way be affected or impaired thereby.  In no event shall the amount of interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law.  If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt.  If the interest actually collected hereunder is still in excess of the applicable maximum rate, the interest rate shall be reduced so as not to exceed the maximum allowable under law.

(d) Amendment.  Neither this Debenture nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Holder.
(e) Assignment, Etc.  The Holder may not assign or transfer this Debenture at any time and from time to time in whole or in part to any transferee, without the consent of the Company.  This Debenture shall be binding upon the Company and its successors and shall inure to the benefit of the Holder and its successors and assigns.
(f) No Waiver.  Neither the extension of time for making any payment which is due and payable under this Debenture at any time or times, nor the failure on the part of the Holder to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Holder of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power.  Each and every right, remedy or power hereby granted to the Holder or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Holder from time to time.
(g) Governing Law; Jurisdiction. THIS DEBENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE LAWS OF CANADA APPLICABLE THEREIN AND THE PARTIES CONSENT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE PROVINCE OF ONTARIO IN RESPECT OF ALL PROCEEDINGS UNDER THIS DEBENTURE.
(h) Replacement Debenture.  This Debenture may be exchanged by Holder at any time and from time to time for a Debenture or debentures with different denominations representing an equal aggregate outstanding Principal Amount, as reasonably requested by Holder, upon surrendering the same.  No service charge will be made for such registration or exchange.  In the event that Holder notifies the Company that this Debenture has been lost, stolen or destroyed, a replacement Debenture identical in all respects to the original Debenture (except for registration number and Principal Amount, if different than that shown on the original Debenture), shall be issued to the Holder, provided that the Holder executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with the Debenture.
(i) Judgment Currency.  If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to the Holder in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Holder could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by Applicable Law, on the day on which the judgment is paid or satisfied.  The obligations of the Company in respect of any sum due in the Original Currency from it to the Holder shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Holder of any sum adjudged to be so due in the Other Currency, the Holder may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency.  If the amount of the Original Currency so purchased is less than the sum originally due to the Holder in the Original Currency, the Company agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Holder, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Holder in the Original Currency, the Holder shall remit such excess to the Company.
(j) Further Assurances.  Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Debenture.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed on the day and in the year first above written.

POLY MET MINING, INC.

By:
Name:	Patrick Keenan
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT A

DEBENTURE ADJUSTMENT SCHEDULE

Debenture Adjustment Schedule for the Debenture issued by POLY MET MINING, INC. to GLENCORE AG on or about  • in the original principal amount of  •Million U.S. Dollars (US$ •), to be completed and exchanged by fax or email following each principal repayment of such Debenture.

Date	Decreases Principal amount repaid	Remaining principal balance of Debenture	Initialed by Company CEO/CFO	Initialed by authorized representative of Holder

EXHIBIT B
COMPLIANCE CERTIFICATE

 [Date]
TO: ■ (the "Holder")

The undersigned (the "Corporation") refers to the unsecured convertible debenture issued on  •, 2020 (the "Debenture", the terms defined therein being used herein as therein defined).  This Compliance Certificate is delivered pursuant to Section 5(a)(i) of the Debenture for the Financial Quarter/Year ending on [■] (the "Period").
We, __________________________ and _________________________, the respective Chief Executive Officer and Chief Financial Officer of the Corporation, in such capacity and not personally, hereby certify that:

1.
We are the duly appointed Chief Executive Officer and Chief Financial Officer of the Corporation and as such we are providing this certificate for and on behalf of the Corporation pursuant to the Debenture.

We are familiar with and have examined the provisions of the Debenture.
The financial statements most recently delivered pursuant to [Section 5(a)(i)(B) or Section 5(a)(i)(C)] of the Debenture present fairly the financial position, results of operations and changes in financial position of the persons specified therein for the Period and as at the last day of such Period, as the case may be, in accordance with GAAP.
As of the date hereof, the Corporation is not in breach of any of the covenants contained in Section 5 of the Debenture, and no Event of Default has occurred and is continuing as at the date hereof.
Dated this                       day of                                            .

(Name – please print)
Chief Executive Officer

(Name – please print) Chief Financial Officer